Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiary corporations of the registrant.  All subsidiaries are wholly-owned by Adams Resources & Energy, Inc. (the “Company”).  The Company’s consolidated financial statements include the accounts of all subsidiaries.

Subsidiary	Place of Incorporation

Adams Resources Exploration Company	Delaware
Service Transport Company	Texas
Ada Crude Oil Company	Texas
Ada Mining Corporation	Texas
Classic Coal Corporation	Delaware
Gulfmark Energy, Inc.	Texas
Adams Resources Medical Management, Inc.	Texas
Ada Resources, Inc.	Texas
Gulfmark Energy Marketing, Inc.	Nevada